July 19, 2007

Ronald L. Zarrella
Chairman and Chief Executive Officer
Bausch & Lomb Incorporated
One Bausch & Lomb Place
Rochester, NY 14604-2701

> **Re:** **Bausch & Lomb Incorporated**
> **Schedule 14A**
> **Filed July 10, 2007**
> **File No. 001-04105**

Dear Mr. Zarrella:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your disclosure relating to a competing proposal by Advanced Medical Optics that the board has determined is reasonably likely to result in a superior proposal and is apparently still considering. Please tell us whether you intend to mail this proxy statement before the board concludes its ongoing discussions with AMO. If so, update your disclosure to explain to shareholders how you will keep them informed of developments regarding the competing bid and what would happen in the event that the board decides to accept the AMO proposal.

2. Revise the disclosure in your Summary Term Sheet to prominently and clearly describe the material terms of the Advanced Medical Optics proposal, including, for example, that your board has determined that the AMO proposal is reasonably likely to result in a "superior proposal," the significance to shareholders that AMO has been designated as an "excluded party," and that the consideration offered by AMO is $10 more per share than the current offer shareholders are

being asked to approve. Also disclose that the board intends to engage in further discussions with AMO if you mail the proxy statement before you have concluded discussions.

3. Due to its materiality to investors, relocate the discussion regarding the federal income tax consequences to shareholders that result from this cash merger so that it is more prominently disclosed in the summary term sheet—perhaps after the caption "Certain Effects of the Merger" on page 1.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc(via facsimile): Carmen Woo, Wachtell, Lipton, Rosen & Katz